UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432

B1636FFB Olivos, Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 8, 2016 titled “Arcos Dorados Holdings Inc. announces commencement of tender offer for any and all of its 10.25% Brazilian Real Denominated Senior Notes due 2016”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 8, 2016

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS HOLDINGS INC. ANNOUNCES COMMENCEMENT OF TENDER OFFER FOR ANY AND ALL OF ITS 10.25% BRAZILIAN REAL DENOMINATED SENIOR NOTES DUE 2016

Montevideo, Uruguay, April 8, 2016 – Arcos Dorados Holdings Inc. (the “Company”) today announced that it has commenced a cash tender offer (the “Offer”) for any and all of its outstanding 10.25% Brazilian Real-Denominated Senior Notes payable in U.S. dollars due 2016 (the “Notes”). The complete terms and conditions of the Offer are set forth in the offer to purchase dated April 8, 2016 (the “Offer to Purchase”), Capitalized terms used but not defined herein have the meanings set forth in the Offer to Purchase. Certain information related to the Notes and the Offer is listed in the table below.

Security Description	ISIN Number	CUSIP Number	Principal Amount Outstanding	Purchase Price(1)	Early Tender Payment	Total Consideration(2)
BRL-Denominated 10.25% Senior Notes due 2016	US03965UAA88 (144A) and USG0457FAA50 (Regulation S)	03965UAA8 (144A) and G0457FAA5 (Regulation S)	R$626,781,000	R$970	R$30	R$1,000

(1) The amount to be paid for each R$1,000 principal amount of Notes validly tendered and not validly withdrawn after the Early Tender Time and at or prior to the Expiration Time (as described below) and accepted for purchase, excluding accrued and unpaid interest. The Purchase Price (and Accrued Interest) will be paid in U.S. dollars by converting the Brazilian real amount into U.S. dollars at the applicable Settlement Rate on the Final Rate Calculation Date.

(2) The Purchase Price plus the Early Tender Payment to be paid for each R$1,000 principal amount of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time (as described below) and accepted for purchase, excluding accrued and unpaid interest. The Total Consideration (and Accrued Interest) will be paid in U.S. dollars by converting the Brazilian real amount into U.S. dollars at the applicable Settlement Rate on the Early Rate Calculation Date.

The Offer is scheduled to expire at 11:59 P.M., New York City time, on May 5, 2016 (the “Expiration Time”), unless extended by the Company. The Total Consideration for each R$1,000 principal amount of Notes validly tendered and not validly withdrawn at or prior to 5:00 p.m., New York City time, on April 21, 2016 (the “Early Tender Time”) and accepted pursuant to the Offer will be R$1,000 (the “Total Consideration”). The Total Consideration includes an Early Tender Payment of R$30 per R$1,000 principal amount of Notes. The Early Tender Payment is payable only to holders who validly tender their Notes at or prior to the Early Tender Time, if such Notes are accepted pursuant to the Offer. Holders who tender their Notes after the Early Tender Time and at or prior to the Expiration Time will be entitled to receive the Total Consideration minus the Early Tender Payment (the “Purchase Price”), if such Notes are accepted for purchase. The Total Consideration and the Purchase Price plus, in each case, accrued and unpaid interest to the applicable Settlement Date, will be paid in U.S. dollars, as calculated by converting the Brazilian real amount into U.S. dollars at the applicable Settlement Rate as further described in the Offer to Purchase.

The Company, subject to the terms and conditions described in the Offer to Purchase, will pay (i) the Total Consideration, plus accrued and unpaid interest, in same-day funds promptly after the Early Tender Time (the “Early Settlement Date”) to all holders who validly tender and not validly withdraw their Notes at or prior to the Early Tender Time; and (ii) the Purchase Price, plus accrued and unpaid interest, in same-day funds promptly after the Expiration Time (the “Final Settlement Date” and, each of the Early Settlement Date and the Final Settlement Date, a “Settlement Date”) to all holders who validly tender their Notes after the Early Tender Time and at or prior to the Expiration Time.

The Offer is subject to the Company having sufficient funds available in U.S. dollars required to purchase all of the Notes sought pursuant to the Offer (including any applicable Early Tender Payment and all accrued and unpaid interest) on each applicable Settlement Date, and certain other customary conditions as described in the Offer to Purchase. The Offer is not conditioned upon any minimum number of Notes being tendered.

Tenders of Notes may be validly withdrawn at any time prior to the withdrawal deadline, which is 5:00 p.m., New York City time, on April 21, 2016, unless extended (such time and date, as the same may be extended, the “Withdrawal Deadline”). Tendered Notes may not be withdrawn after the Withdrawal Deadline unless the Company (i) makes a material change in the terms of the Offer that is, in the Company’s determination, adverse to the interests of tendering holders of the Notes or (ii) is otherwise required by law to permit withdrawal.

The Company is not soliciting consents to modify any of the covenants in the indenture governing the Notes. Any Notes that remain outstanding after the termination of the Offer will continue to be the Company’s obligations. Holders of those outstanding Notes will continue to have all the rights associated with the Notes and the indenture governing the Notes.

The Company has engaged Citigroup Global Markets Inc. and Itau BBA USA Securities, Inc. to act as dealer managers (the “Dealer Managers”) in connection with the Offer. Questions regarding the Offer may be directed to Citigroup Global Markets Inc. at (212) 723-6106 (collect) or (800) 558-3745 (U.S. toll-free) and Itau BBA USA Securities, Inc. at (212) 710-6749 (collect) or (888) 770-4828 (U.S. toll-free). Requests for documentation may be directed to D. F. King & Co., Inc., the information and tender agent for the Offer, at (212) 269-5550 (for banks and brokers), (866) 796-6867 (U.S. toll-free), email at arcosdorados@dfking.com or as otherwise provided on the back cover of the Offer to Purchase.

This press release is not an offer to purchase or a solicitation of an offer to purchase with respect to any Notes or any other securities. The Offer is being made solely pursuant to the terms of the Offer to Purchase. The Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of the Company, the Dealer Managers or D.F. King & Co., Inc. makes any recommendation as to whether holders should tender or refrain from tendering their Notes. Holders must make their own decision as to whether to tender Notes and, if so, the principal amount of the Notes to tender.

Investor Relations Contact

Daniel Schleiniger

Sr. Director of Corporate Communications & IR

daniel.schleiniger@ar.mcd.com

T: +54 11 4711 2265

*****

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,100 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Offer. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados’ business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados’ expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Arcos Dorados’ filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward- looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.